UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13A-16 OR 15D-16 UNDER THE
SECURITIES EXCHANGE ACT OF 1934

For the month of July, 2018
Commission File Number 32297

CPFL Energy Incorporated
(Translation of Registrant's name into English)

Rodovia Engenheiro Miguel Noel Nascentes Burnier, km 2,5, parte
CEP 13088-140 - Parque São Quirino, Campinas - SP
Federative Republic of Brazil
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.  Form 20-F ___X___ Form 40-F _______

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): [ ]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): [ ]

 Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _______ No ___X____

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-_________________

.

CPFL ENERGIA S.A.

Company Registry (NIRE): 35.300.186.133

Corporate Taxpayer ID (CNPJ/MF): 02.429.144/0001-93

MINUTES OF THE 349th MEETING OF THE BOARD OF DIRECTORS

HELD ON JULY, 16th, 2018

1.         DATE, TIME AND PLACE: At 12:00 p.m., on July, 16th, 2018 at Engenheiro Miguel Noel Nascentes Burnier Road, nº.1755, Km 2.5, in the city of Campinas, state of São Paulo.

2.         CALL NOTICE: The meeting was called pursuant to Paragraph 3, Article 17 of the Bylaws of CPFL Energia.

3.         ATTENDANCE:  All the members of the Board of Directors (“Board”), pursuant to Paragraph 7 of Article 17 of the Company’s Bylaws.

4.         PRESIDING BOARD: Chairman – Shirong Lyu and Secretary – Gustavo Henrique de Aguiar Sablewski.

5.         MATTERS DISCUSSED AND RESOLUTIONS TAKEN BY UNANIMOUS VOTE:

The reading of the Agenda was waived as all those present were aware of its contents. The directors also resolved that these minutes will be drawn up in summary form, with the right to submit opinions and dissensions, which will be filed at the headquarters of the Company, and the publication of these minutes without the signatures of the directors and the suppression of strategic and/or confidential information.

After discussing and examining the items on the Agenda, the Directors, unanimously resolved as follows:

(i) To approve, in terms of Resolution N. 2018040-C, the proposal of the Board of Executive Officers for the granting of a financial corporate guarantee of up to R$ 1,374,000,000.00 (one billion, three hundred and seventy-four million reais), for funding of its controlled companies, on the terms of the item (ii) that follows;

(ii) To recommend, in terms of Resolution N. 2018040-C, the favorable vote to its representatives in the Administrative Bodies of its controlled companies for (i) approval of the supply of additional funding to that approved by Resolution 2018026-E, throught the hiring of a Foreign Currency Loan based on Law 4,131/62 with CDI swap (as well as assignment of this swap as guarantee), debenture issuance or other working capital operations: and (ii) the authorization to call as many Shareholders Meetings as necessary to execute the mentioned operations, under the following conditions:

(i) % CDI or cost in different indexers equivalent of CDI; (a) with the corporate guarantee of CPFL Energia; and (b) the sum of all the fundings hired by the controlled companies may not exceed the approved overall amount of R$ 1.374.000.000,00 (one billion, three hundred and seventy-four million reais), or equivalent quantity in other currencies, guaranteed by CPFL Energia, even if the individual limits per company described below summed up overcome the abovementioned value: (ii.i) For CPFL Paulista: up to BRL 894,000,000.00 (eight hundred and ninety four million reais); (ii.ii) For CPFL Piratininga: up to BRL 197,000,000.00 (one hundred and ninety seven million reais); (ii.iii) For RGE: up to BRL 116,000,000.00 (one hundred and sixteen million reais); (ii.iv) For RGE Sul: up to BRL 220,000,000.00 (two hundred and twenty million reais); (ii.v) For CPFL Jaguari: up to BRL 124,000,000.00 (one hundred and twenty four million reais); (ii.vi) For CPFL Brasil: up to BRL 98,000,000.00 (ninety eight million reais).

6. CLOSURE: There being no further business to discuss, the meeting was adjourned and these minutes were drawn up, read, approved and signed by all present members and the secretary. Mr. Shirong Lyu (Chairman), Mr. Bo Wen, Mr. Andre Dorf, Mr. Yang Qu, Mr. Yumeng Zhao, Mr. Antonio Kandir, Mr. Marcelo Amaral Moraes, Mr. Gustavo Sablewski (Secretary).

For legal purposes, the Portuguese version shall prevail.

Campinas, July 16th, 2018.

Shirong Lyu

(Secretary)

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.
Date: July 24, 2018

CPFL ENERGIA S.A.

By:	/S/ GUSTAVO ESTRELLA
Name: Title:	Gustavo Estrella Chief Financial Officer and Head of Investor Relations

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates of future economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.